

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via E-mail
Mr. Lamar M. Chambers
Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

> **RE: Ashland, Inc.**
> **Form 10-K for the Year ended September 30, 2011**
> **Filed November 23, 2011**
> **File No. 1-32532**

Dear Mr. Chambers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended September 30, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations – Consolidated Review, page M-6
Use of non-GAAP measures, page M-6

2. Please expand your disclosures to provide a more comprehensive explanation of how you determined each non-GAAP measure provides useful information to investors regarding the

registrant's financial condition and results of operations. In this regard, you currently state that you believe that the use of such non-GAAP measures assists investors in understanding the ongoing operating performance by presenting the financial results between periods on a more comparable basis. You should address why you believe each of these measures, including EBITDA and free cash flow, is more comparable than the corresponding GAAP measures. In addition, it appears that you may use free cash flow as a liquidity rather than performance measure. If so, please revise your disclosures as necessary. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

3. In regards to your presentation of free cash flow on page M-22, please ensure that you discuss all the material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

4. Please reconcile EBITDA and Adjusted EBITDA to net income rather than operating income. Refer to Compliance and Disclosures Interpretation 103.02 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Operating Income, page M-7

5. Your determination of EBITDA as presented in your table on page M-7 as well as consolidated EBITDA as described in your discussion of debt covenants on page M-24 appears to include additional adjustments that are not in EBITDA as commonly defined. Please retitle these measures to better convey that additional adjustments have been made.

Financial Position
Liquidity, page M-20

6. As of September 30, 2011, the amount of cash and cash equivalents held by foreign subsidiaries subject to currency controls, which may limit your ability to remit funds to satisfy corporate obligations, was not significant. It is not clear whether you determined that the total amount of cash and cash short-term investments held by foreign subsidiaries is not significant or only that portion which is subject to currency controls. In this regard, please enhance your liquidity disclosure to address the following:
*   Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
*   Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Application of Critical Accounting Policies
Goodwill, page M-27

7. You compared and assessed the total fair values of your reporting units to market capitalization at the annual assessment date, including the implied control premium, to determine if the fair values are reasonable compared to external market indicators. While your current market capitalization total approximates current carrying value, the discounted cash flow models for each reporting unit summed together exceeded the carrying value by a significant amount. Given that you indicate your market capitalization approximates carrying value, it appears that the total of the discounted cash flow models for each reporting unit summed together also significantly exceeded your market capitalization. Please tell us the percentage by which the total of the discounted cash flow models exceeded your market capitalization as well as how you were able to conclude that the fair values based on your discounted cash flow models were reasonable in light of this difference.

Financial Statements

Notes to the Financial Statements

Note A – Significant Accounting Policies
Earnings per Share, page F-17

8. Your disclosures on page F-51 indicate that nonvested stock awards entitle employees or directors to vote the shares and to receive any dividends or dividend equivalents. Please disclose what consideration you gave to ASC 260-10-45 and 55 in determining whether these nonvested stock awards represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.

Note C. Divestitures
Casting Solutions Joint Venture, page F-22

9. Please help us better understand your accounting of the new joint venture with Sud-Chemie AG.   Please address the following:
    - Please disclose your ownership percentage in the new global joint venture with Sud-Chemie AG. In this regard, the businesses you contributed to the joint venture appear to be significantly larger in terms of sales generated;
    - Please disclose how you accounted for your contribution of businesses to the joint venture including how you determined what the initial investment amount in the joint venture should be as well as how you determined a gain should be recorded and the amount of the gain;

- Please help us understand how you determined that you should use the equity method of accounting pursuant to ASC 323. Please provide us with a summary of your significant rights and obligations under the joint venture agreement; and
- Upon closing of the transaction, the joint venture distributed $21 million to you in accordance with the agreement. In addition, you received an additional $46 million cash payment from the joint venture, representing final distributions resulting from post-closing and measurements set forth in the agreement. Please help us better understand the nature of these payments.

Note E – Unconsolidated Affiliates, page F-25

10. Please provide all of the disclosures called for by ASC 323-10-50-3, including the name of each investee and the percentage of common stock you own.

11. Given that your equity income for the year ended September 30, 2011 significantly exceeds your income (loss) from continuing operations before income taxes and is approximately 25% of your income (loss) from continuing operations before income taxes for the year ended September 30, 2010, please tell us what consideration you gave to Rule 3-09 of Regulation S-X in determining whether to provide separate financial statements for any significant equity method investment. Please provide us with your significance tests for each period presented.

Note L – Income Taxes, page F-36

12. During the year ended September 30, 2011, you incurred tax expense of $60 million related to the repatriation of foreign earnings. You have not recorded deferred income taxes on the undistributed earnings of certain foreign subsidiaries and foreign corporate joint ventures. As of September 30, 2011, you intend to indefinitely reinvest such earnings, which amounted to $86 million. It is not practicable to estimate the amount of U.S. tax that might be payable if these earnings were ever to be remitted. Please address the following:
- Please tell us whether you had previously considered the foreign earnings that were repatriated during 2011 to be permanently reinvested. If so, please tell us at what point you determined that they would not be;
- Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings; and
- Please tell us how you concluded that the remaining $86 million should be considered permanently reinvested in light of your repatriation of the amounts in 2011.
Please refer to paragraph ASC 740-30-25-17.

Unrecognized Tax Benefits, page F-38

13. It is reasonably possible that the amount of unrecognized tax benefits may increase or decrease within the next twelve months as the result of settlement of ongoing audits, which may have a material effect on your financial statements. Please disclose an estimate of the

range of the reasonably possible changes or state that an estimate of the range cannot be made. Refer to ASC 740-10-50-15(d)(3).

Note N - Litigation, Claims, and Contingencies
Asbestos Litigation
Hercules Asbestos-Related Litigation, page F-46

14. Please address the following:
  - During the most recent annual update of your estimate of the asbestos-related liability, you determined that the liability should be decreased by $48 million. Please disclose how you reflected this reduction in your financial statements. In addition, during the prior year annual update, it was determined that the liability for asbestos claims should be reduced by $58 million. You determined that $14 million of the $58 million adjustment should be recorded to goodwill. Please expand your disclosures to explain how you determined the portion that should be recorded to goodwill and how the remaining portion of the adjustment was reflected in your financial statements. Refer to ASC 805-20-35-3;
  - Please also advise as to what the difference is between the $58 million noted above and the $93 million of 2010 adjustments reflected in the table showing the changes in the asbestos reserve for each period; and
  - You have had significant reductions in this asbestos reserve in 2011 and 2010, please expand your disclosures to address the specific factors that led to these significant increases, including whether it is specifically due to a decrease in claims or the settlement amounts.

Other Legal Proceedings and Claims, page F-49

15. There are other various claims, lawsuits and administrative proceedings pending or threatened against you and your current and former subsidiaries. Such actions are with respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages, some of which are for substantial amounts. While these actions are being contested, their outcome is not predictable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

Note Q – Segment Information, page F-52

16. Please expand your disclosures in this footnote to provide a description of the items included in Unallocated and Other. Refer to ASC 280-10-50-31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief